Exhibit (a)(1)(X)

Final exchange ratios available	RSS | Email | Print | Contact Us
Employee Communications
October 19, 2009
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The final exchange ratios for the Employee Stock Option Exchange Program are now reflected in the My Option Exchange tool. When the exchange window opened, we had noted that the ratios were preliminary and might need to be reset.
We ran the same Black-Scholes model with the same verification steps that we performed at the start of the Exchange window, to decide whether a change to the ratios was necessary. Several of the variables used in the Black-Scholes model, particularly price and volatility have changed since the Exchange window opened. These two variables moved in opposite directions, roughly offsetting each other in the model. In the end, no reset of ratios was needed to meet the objectives of the Offer to Exchange. Therefore, the final ratios are the same as the preliminary ratios provided.
You have 10 business days to consider the final ratios before the exchange window closes on Oct. 30, 2009 (8 p.m. Pacific Time). The exchange ratios tell you how many current options you’ll need to exchange to get one new option.
Go to the My Option Exchange tool
Don’t wait until the last day to register your decision in the tool. We encourage employees to register a decision now and monitor whether to change or withdraw their election. You can make changes until the window closes. Use the modeling feature within the My Option Exchange tool to help you determine how variations in the grant price may affect your decision to exchange or keep your eligible options. Ask yourself, “How much of a difference between today’s stock price and the Oct. 30 grant price is needed to cause me to make a different decision?” You may find that in order to change your decision the grant price on Oct. 30 would need to be significantly different from today’s stock price.
Even if you feel a small change in the grant price may cause you to make a different decision, it’s still a good idea to register your decision now. Then you can monitor the stock price on Oct. 30 to determine if you need to make a change or withdraw your elections—you have until
8 p.m. Pacific Time.
Get help
More Information
What will be the grant price and date of the new options?
Your new options will have a grant price equal to the average of the high and low prices of Intel’s common stock on the date the new options are granted. The new options will be granted on the day the exchange window closes (currently planned for Oct. 30, 2009).
When will I be informed about the grant price?
The grant price for the new options will be set after the stock market closes at 1 p.m. Pacific time on Oct. 30. Intel must then complete a validation process, so we will not communicate the new grant price immediately. Your new options and the actual grant price will be posted to your UBS account within 10 business days. You will receive an email notice at that time asking you to either acknowledge or accept your new options.
Related Links
■	My Option Exchange tool

■	Employee Stock Option Exchange Program page

If you cannot find the information you need on the Employee Stock Option Exchange Program page on Circuit, please contact Get Help (Ask ES) via Circuit. Contact eCenter in countries where Get Help (Ask ES) is not available. The contact center agents will not have additional information beyond what is included in the Q&A at this time, but they will log your new question and respond when the answer has been filed with the U.S. Securities and Exchange Commission. The Q&A document will then be updated with the new information, so check back regularly.
The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.
Important legal information
Intel has filed a Tender Offer Statement (which includes the Offer to Exchange document) with the Securities and Exchange Commission (SEC) for the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it contains important information. Intel stock option holders can obtain this document on Circuit or from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.